Exhibit 12.1

Ratio/Deficiency of Earnings to Fixed Charges

	Year Ended 12/31/12	Year Ended 12/31/13	Year Ended 12/31/14	Year Ended 12/31/15	Year Ended 12/31/16	Three months ended 3/31/17
	(dollars in thousands)
Earnings:
Loss from continuing ops before taxes	(177,092)	(57,219)	(15,660)	(166,594)	87,300	40,996
Plus: Fixed charges, less preferred dividends	315,250	369,119	391,247	397,602	409,980	99,281
Plus: Current period amortization of interest capitalized in prior periods	583	553	521	422	266	50
Less: Capitalized interest	(318)	(108)	(304)	(790)	(961)	(256)

Total Earnings	138,423	312,345	375,803	230,639	496,585	140,071

Fixed Charges:
Interest Expense—cash	196,241	249,051	292,600	322,366	329,171	77,602
Capitalized interest	318	108	304	790	961	256
Interest Expense—non cash	70,110	49,085	27,112	1,505	2,203	705
Amortization of Debt Issue Costs	12,870	15,560	17,572	19,154	21,136	6,698
Interest Component of Operating Leases	35,711	55,315	53,659	53,787	56,509	14,020

Total Fixed Charges	315,250	369,119	391,247	397,602	409,980	99,281

Total Deficiency	$176,827	$56,775	$15,443	$166,962	$(86,605)	$(40,790)
Ratio of Earnings to Fixed Charges	—	—	—	—	1.21	1.41